SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Extract of the Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas - AmBev (“Company”), held on December 20 and 21, 2007, prepared in summary form.

1.
Date, Time and Venue: On December 20, 2007, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck, as well as Mr. Alcides Lopes Tápias, Chairman of the Fiscal Council of the Company.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Deliberations: It was unanimously and unrestrictedly resolved by the Directors in attendance:

4.1. Executive Officers Indication. To indicate: (i) the re-election of Mr. Luiz Fernando Ziegler de Saint Edmond, Brazilian, Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 05.587.815-1 IFP-RJ and of the CPF 010.537.007-09, to occupy the position of “Chief Executive Officer for Latin America”; (ii) the re-election of Mr. Graham David Staley, English, married, accountant, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the RNE V483915-J and of the CPF 232.584.818-30, to occupy the position of “Chief Financial and Investor Relations Officer”; (iii) the re-election of Mr. Pedro de Abreu Mariani, Brazilian, lawyer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 07.357.227-3 IFP/RJ and of the CPF 929.007.207-53, to occupy the position of “General Counsel”; (iv) the re-election of Mr. Nicolás Ernesto Bamberg, Argentine and German, married, Industrial Engineer, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the RNE nº V487213V and of the CPF 232.601.418-98 to occupy the position of “Industrial Executive Officer”; (v) the re-election of Mr. Carlos Eduardo Klützenschell Lisboa, Brazilian, Administrator, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 2.118.619 SSP/PE and of the CPF 694.514.864-53, to occupy the position of “Maketing Executive Officer”; (vi) the re-election of Mr. Milton Seligman, Brazilian, Electrical Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 965.908 SSP-DF and of the CPF 093.165.740-72, to occupy the position of “Corporate Affairs Executive Officer”; (vii) the election, in substitution of Mr. Francisco de Sá Neto, of Mr. Ricardo Tadeu Almeida Cabral de Soares, Brazilian, married, lawyer, bearer of the ID 77.650 OAB/RJ and of the CPF 043.014.877-19, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, to occupy the position of “Sales Executive Officer”; (viii) the election of Mr. Rodrigo Figueiredo de Souza, Brazilian, married, Civil Engineer, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 247.114.595 and of the CPF 200.176.968-79, to occupy the position of “Supply Executive Officer”; (ix) the election of Mr. Ricardo Manuel Frangatos Pires Moreira, Portuguese, married, mechanical engineer, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 2001002294779 SSP/CE and of the CPF 016.458.017-48, to occupy the position of “Executive Officer for Hispanic Latin America”. The above mentioned Officers will take office and be invested in their positions as of January 1, 2008, and the term of office will end on December 31, 2010. Pursuant to the indication of the new Officers, the Board of Officers is now comprised of: (1) Mr. Luiz Fernando Ziegler de Saint Edmond as “Chief Executive Officer for Latin America”; (2) Mr. Bernardo Pinto Paiva as “Chief Executive Officer for North America”; (3) Mr. Graham David Staley as “Chief Financial and Investor Relations Officer”; (4) Mr. Ricardo Tadeu Almeida Cabral de Soares as “Sales Executive Officer”; (5) Mr. Carlos Eduardo Klützenschell Lisboa as “Marketing Executive Officer”; (6) Mr. Ricardo Manuel Frangatos Pires Moreira as “Executive Officer for Hispanic Latin America”; (7) Mr. Pedro de Abreu Mariani as “General Counsel”; (8) Mr. Nicolás Ernesto Bamberg as “Industrial Executive Officer”; (9) Mr. Michel Dimitrios Doukeris as “CSD Executive Officer”; (10) Mr. Milton Seligman as “Corporate Affairs Executive Officer”; and (11) Mr. Rodrigo Figueiredo de Souza as “Supply Executive Officer”. The term of office of the Officers will end on December 31, 2010.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures: Messrs Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck, as well as Mr. Alcides Lopes Tápias, Chairman of the Fiscal Council of the Company. Secretary: Pedro de Abreu Mariani.

São Paulo, December 21, 2007.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26th, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations